
05009223

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

14 June 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sirs,

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

Glenn Revell
Company Secretary




NRMA
INSURANCE


SGIO


SGIC


CGU


swann
insurance


STATE



Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

14 June 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

THAILAND ACQUISITION

Please find enclose a media release in relation to the acquisition of an interest in a small general insurance business in Thailand by IAG.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attached: 1 page






IAG
Insurance
Australia
Group

MEDIA RELEASE

14 June 2005

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

IAG acquires additional general insurance asset in Thailand

Insurance Australia Group Limited (IAG) today announced that it had agreed to acquire an interest in a second Thai general insurer, Royal & SunAlliance (Thailand) Limited. The asset generates approximately A$35 million in annual gross written premium.

IAG Chief Financial Officer Mr George Venardos said the acquisition of the Thai insurer was in line with the Group's goal to establish a foothold in Asia, and positions it well to play a role in the inevitable consolidation of the Thai general insurance market.

"While the acquisition of Royal & SunAlliance Thailand is a small purchase, it fits with our strategy of building a portfolio of general insurance assets in Asia," Mr Venardos said.

"The acquisition offers a low-risk opportunity to gain further exposure to the growing Thai general insurance market. With a population of more than 60 million and strong forecast economic prospects, we identified Thailand's general insurance market as having solid growth potential.

"It is also a market we already know through working closely with our partners in leading Thai insurer Safety Insurance, a company in which we have held an interest of approximately 20% since 1998.

"This purchase enables the Group to diversify its interests in Thailand, indicating our confidence in this market, and is a step towards ensuring we will be a player in the market's inevitable consolidation," Mr Venardos said.

Royal & SunAlliance (Thailand) Limited is a general insurance provider, which writes both personal and commercial business and generates approximately A$35 million in annual gross written premium. Based in Bangkok, with 125 employees, the business was established in 1984 through a joint venture agreement between UK insurer Royal & SunAlliance plc and three leading Thai business groups.

The acquisition, which is subject to regulatory approval, will be funded using surplus capital. The existing management will continue to run the business with review and input from relevant IAG personnel.

- ends -

Insurance Australia Group (IAG) is Australasia's leading general insurance group. The group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance and NZI.

Media Relations

Name	Emma Foster
Telephone	+61 (0)2 9292 8929
Mobile	+61 (0)411 013 170

Investor Relations

Name	Anne O'Driscoll
Telephone	+61 (0)2 9292 3169
Mobile	+61 (0)411 012 675


NRMA
INSURANCE


SGIO


SGIC


CGU


swann
insurance


STATE



Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au




IAG
Insurance
Australia
Group

30 May 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

WARNING TO IAG SHAREHOLDERS IN RELATION TO MR DAVID TWEED

Please find attached a Media Release alerting IAG shareholders that a company associated with Mr David Tweed, National Share Purchasing Corporation Pty Ltd, may be preparing to launch another unsolicited offer for IAG shares.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attached: 1 page


NRMA
INSURANCE

SGIO

SGIC

CGU

swann insurance

STATE



IAG
Insurance
Australia
Group

MEDIA RELEASE

31 May 2005

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

Warning to Insurance Australia Group shareholders

Insurance Australia Group Limited (IAG) is today warning its shareholders that Mr David Tweed, through his company National Share Purchasing Corporation Pty Ltd, may be preparing to launch another unsolicited offer for IAG shares.

IAG does not endorse any unsolicited offer by National Share Purchasing Corporation Pty Ltd or any other company.

IAG Group Company Secretary & Head of Investor Relations, Ms Anne O'Driscoll, said IAG was obliged by law to provide a copy of certain information from its share register to National Share Purchasing Corporation Pty Ltd upon receipt of the appropriate fee. This information included shareholders' names, addresses and the number of shares held.

"The Corporations Act allows anyone to inspect certain details on the corporate share register and, subject to certain limitations, to contact shareholders in relation to their shares," Ms O'Driscoll said.

National Exchange, a company associated with Mr Tweed, acquired the IAG register on two previous occasions: once in January 2003 and once in May 2002. Although IAG wrote to shareholders individually on each occasion, thousands of holders accepted the offers even though they were for less than the market price of the shares.

"Recent unsolicited offers by Mr Tweed's company have offered above market value, but paid out over a number of years in instalments. This means shareholders are taxed on the full consideration in the year they agree to sell their shares, even though they won't receive their money in full for some time. We would like to send a clear warning to shareholders that this may be the case again," Ms O'Driscoll said.

"Whether or not any offer for IAG shares follows the form of earlier offers by companies associated with Mr Tweed, we encourage every shareholder to seek independent advice before considering whether to accept any unsolicited offer."

Mr Tweed targets shareholders such as those who received shares through demutualisations, including the NRMA Insurance Limited demutualisation in 2000.

IAG has informed the Australian Securities & Investments Commission (ASIC) of the situation and will work with the regulator to ensure shareholders' interests are protected to the extent permitted under law.

Shareholders who receive any unsolicited offer are urged to report it to IAG:

- Email: investor.relations@iag.com.au
- Fax: (02) 9292 8072

-ends-

Media Relations			**Investor Relations**	
Name	Will Sargent or	Emma Foster	**Name**	Anne O'Driscoll
Telephone	(02) 9292 9466	(02) 9292 8929	**Telephone**	(02) 9292 3169
Mobile	0411 012 835	0411 013 170	**Mobile**	0411 012 675


NRMA
INSURANCE

SGIO SGIC


CGU


swann
insurance

STATE N4

82-34821


SEC MAIL PROCESSING
RECEIVED
WASH, D.C. SECTION

30 May 2005

Resolution of the Delegates of
Insurance Australia Group Limited

ISSUE OF INSURANCE AUSTRALIA GROUP LIMITED SHARES

On 24 February 2004, the Board of Insurance Australia Group Limited (**IAG**) delegated to any two of a number of specified senior executives of IAG the authority to approve the issue and allotment of shares in IAG (**IAG Shares**) to the Holders of Performance Share Rights (Series 1) (**PSRs**) who exercise their PSRs in accordance with the terms of what is now called the Insurance Australia Group Limited Performance Share Rights Plan.

On 30 May 2005, the Company Secretary of IAG received, from the agent appointed by the Holders of the PSRs, notices of exercise (together with the exercise price) for the number of PSRs next to each Holder's name set out in Schedule 1.

Human Resources have reviewed the documentation received from the Holders and confirmed that each of the Holders set out in Schedule 1 has:

- Correctly completed the notice of exercise of the PSRs (which includes an application for IAG Shares);
- Enclosed the exercise price for their PSRs; and
- Was not prohibited from exercising those PSRs (whether due to termination of employment or expiration of the Exercise Period).

After reviewing the above mentioned documentation, in accordance with the authority delegated to us by the Board of IAG, we approve the issue and allotment of the IAG Shares set out opposite each Holders name in Schedule 1 with effect from 30 May 2005.

Glenn Revell
Company Secretary

Sam Mostyn
Group Executive Culture & Reputation

MMF0217.doc

Rule 2.7, 3.10.3, 3.10.4, 3.10.5


SEC MAIL PROCESSING
RECEIVED
JUN 2 - 2005
WASH. D.C. 192 SECTION

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,500 ✓
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	985,582 /	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.


SEC MAIL
PROCESSING
SECTION
WASH, D.C.